UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, April 02, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) announced today its preliminary evaluation of the effects on the Company’s productive facilities of the earthquake that occurred last night in Northern Chile.

•	There were no accidents or injuries involving personnel at SQM’s productive facilities.
•	The earthquake was approximately 200 kilometers from our operations in Nueva Victoria, 300 kilometers from our operations in María Elena, 500 kilometers from our operations in the Salar de Atacama, 430 kilometers from our operations in the Salar del Carmen, and 260 kilometers from our operations in the port of Tocopilla.
•	Upon preliminary inspection, no structural damage was detected at our production facilities.
o	Nueva Victoria: Operations were suspended last night resulting from a loss of electricity. It was reestablished this morning, and we expect operations to resume later today after an operational check of our main equipment.
o	Tocopilla: Operations were suspended last night resulting from a loss of electricity, and following a tsunami alert issued by the Chilean authorities. We expect that electricity will be reestablished today, and we expect to resume normal operations tomorrow.
o	María Elena, Salar del Carmen, and Salar de Atacama: Production was not suspended, and we are operating normally.
•	There was no visible damage to the town of María Elena, the city of Tocopilla and various towns located near our operations in the Salar de Atacama.
•	We will continue to assess if there was any damage to our production facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 2, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

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